Ravenswood Winery, Inc.


February 7, 2001



Via Facsimile and Edgar

Mr. Donald Rinehart
Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C.  20549

         Re:      Ravenswood Winery, Inc.
                  Commission File No. 333-49030 - Application for Withdrawal

Dear Mr. Rinehart:

         Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended, the undersigned registrant (the "Registrant") hereby applies for an Order granting the immediate withdrawal of its Registration Statement on Form S-3, together with all exhibits thereto, Commission File No. 333-49030 (collectively, the "Registration Statement"). The Registration Statement was originally filed with the Commission on October 31, 2000.

         Pursuant to the Registration Statement, the Registrant proposed to register certain shares of its Common Stock, $14.1875 par value per share (the "Shares"), for issuance to the public with a proposed maximum offering price of $4,256,250. The Registrant is no longer obligated to register the Shares and accordingly, we request an Order granting the withdrawal of the Registration Statement be issued by the Commission as soon as possible.

         If you have any questions regarding the foregoing application withdrawal, please contact Maria Pizzoli of Farella Braun + Martel LLP at (415) 954-4464, legal counsel to the Registrant in connection with the Registration Statement.

                                                      Very truly yours,

                                                      /s/ W. Reed Foster
                                                      ------------------
                                                      W. Reed Foster
                                                      Chairman and
                                                      Chief Executive Officer